

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 31, 2025

Robert Lavan
Chief Financial Officer
Lucky Strike Entertainment Corporation
7313 Bell Creek Road
Mechanicsville, VA 23111

      Re: Lucky Strike Entertainment Corporation
           Form 10-K for the Fiscal Year Ended June 30, 2024
           File No. 001-40142

Dear Robert Lavan:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           Division of Corporation Finance
           Office of Trade & Services